■ EX-99.1.
POSCO Executive Management Committee resolved on 28th Nov. 2005 to participate in raising the capital of POSAM(POSCO America Corp.) for investing in building a Multi-Functional Automotive Steel Processing Center in Puebla, Mexico as follows ;
1. Amount of capital injection : U$9,150 thousand
2. Method of Investment : Purchase of newly issued common shares
3. POSCO Share Ownership to POSAM: 99.43%(before) → 99.45%(after)